SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of reporting person Joseph Neubauer
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 14,747,034 shares, Common Stock (1)
	6.	Shared voting power: 515,000 shares, Common Stock (2)
	7.	Sole dispositive power: 14,747,034 shares, Common Stock (1)
	8.	Shared dispositive power: 515,000 shares, Common Stock (2)
9.	Aggregate amount beneficially owned by each reporting person 15,262,034 shares, Common Stock (3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ (4)
11.	Percent of class represented by amount in Row 9 6.5% (5)
12.	Type of reporting person (see instructions) IN

(1)	Includes 366,249 shares subject to stock options exercisable as of December 31, 2014, or within 60 days of December 31, 2014.
(2)	Constitutes 515,000 shares held by a limited partnership for which the Reporting Person serves as general partner (the “Limited Partnership”). The Reporting Person disclaims any beneficial ownership of such shares of Common Stock.
(3)	Includes (i) 14,747,034 shares and (ii) 515,000 shares held by the Limited Partnership. The Reporting Person disclaims any beneficial ownership of the shares of Common Stock noted in clause (ii) of this footnote.
(4)	See Exhibit 99 (Item 8 Information).
(5)	This percentage was calculated using a denominator of 235,231,698, or the number of shares of Common Stock outstanding as of December 18, 2014.

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CUSIP No. 03852U106	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Aramark

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

Item 2(a).	Name of Person Filing:

Joseph Neubauer

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Aramark

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

03852U106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

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CUSIP No. 03852U106	Page 4 of 7 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover page for the Reporting Person is incorporated herein by reference. Ownership is stated as of December 31, 2014, except where otherwise indicated.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances, a person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Common Stock reported on this statement. Such interest relates to shares representing less than 1% of the outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certifications.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

JOSEPH NEUBAUER

/s/ Joseph Neubauer

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CUSIP No. 03852U106	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99	Item 8 Information